Mail Stop 3561

January 7, 2010

By U.S. Mail and facsimile to (412) 338-8961

Michael Nuzzo
Executive Vice President and Chief Financial Officer
General Nutrition Centers, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

      Re: General Nutrition Centers, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2008
                Filed March 19, 2009
                File No. 333-144396

Dear Mr. Nuzzo:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director